UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition dated 26 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 26, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: October 26, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

26 October 2009

Barclays PLC

Barclays to acquire Standard Life Bank

Barclays Bank PLC ("Barclays") has agreed to acquire Standard Life Bank Plc ("Standard Life Bank") from Standard Life Plc ("Standard Life") for a consideration of £226m, payable in cash upon completion.

Under the terms of the transaction, Barclays will acquire a savings book of approximately £5.5bn, as at 30 June 2009, and a mortgage book with outstanding balances of approximately £8.8bn, as at 30 June 2009, with an average indexed loan to value ratio of 48% at that date. On completion, approximately 270 Standard Life employees will transfer to Barclays.

Standard Life Bank reported IFRS underlying profit before tax of £26m for the year ended 31 December 2008 and £15m for the half-year ended 30 June 2009. Standard Life has confirmed to Barclays that Standard Life Bank has traded well since 30 June 2009.

The price is based on an estimated tangible net book value of £293m and is subject to adjustment based on changes to Standard Life Bank's tangible net book value at completion. Completion is subject, amongst other things, to regulatory approval and is expected to occur in the first quarter of 2010.

Separately, Barclays UK Retail Banking and Standard Life have also agreed heads of terms to enter into a strategic agreement to explore joint opportunities in the UK retail long-term savings and investments sector. The initial focus is expected to be on the development of a multi-channel, simplified pension product.

Frits Seegers, Chief Executive of Barclays Global Retail and Commercial Banking, said: "The acquisition of Standard Life Bank is a good fit with Barclays existing UK retail banking business. This transaction brings to Barclays high-quality savings and mortgage books, and an attractive customer base. We also look forward to working together with Standard Life in the long-term savings and investments sector. We believe that we will be able to drive significant value for customers and shareholders - both through this acquisition and through the strategic initiative."

- Ends -

For further information, please contact:

Barclays
Investor Relations                 Media Relations
James Johnson                      Alistair Smith
+44 (0) 20 7116 7233             +44 (0) 20 7116 6132

Neil Temple                           Phillippa-Jane Vermoter
+44 (0) 20 7116 2928             +44 (0) 20 7116 7226

Standard Life
Investor Relations                Media Relations
Gordon Aitken                      Barry Cameron
+44 (0) 131 245 6799             +44 (0) 131 245 6165

                                                 Nicola McGowan
                                                 + 44(0) 131 245 4016

Notes to editors:

As at 30 June 2009, Barclays UK Retail Banking had approximately 13.0m savings accounts and total customer deposit balances of £88.5bn.

As at 30 June 2009, Standard Life Bank had approximately 287,000 savings accounts and total customer deposit balances of £5.5bn.

As at 30 June 2009, Barclays UK Retail Banking had approximately 824,000 mortgage accounts and a total mortgage book of £84.4bn. The average loan to value ratio of the mortgage book on a current valuation basis was 44%, and the average loan to value ratio of new mortgage lending was 46%. For the six months to 30 June 2009, net new mortgage lending was £2.2bn in a market of £1.1bn. Three-month arrears were 1.16%.

As at 30 June 2009, Standard Life Bank had approximately 78,000 mortgage accounts and a total mortgage book of £8.8bn. The average indexed loan to value of the mortgage book was 48%. Three-month arrears were 0.68%.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Standard Life

Standard Life is a major asset managing company headquartered in Edinburgh and operating across the globe.  Established in 1825, Standard Life provides life assurance and pensions, investment management, banking and healthcare insurance products to over 6.5 million customers worldwide. The Group has around 10,000 employees across the UK, Canada, Ireland, Germany, Austria, India, USA, Hong Kong and mainland China.  At the end of June 2009 the Group had total assets under administration of £156.5bn.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.